Ford

James C. Gouin	One American Road
Vice President and Controller	P.O. Box 1899
Dearborn, Michigan 48126

June 26, 2006

VIA EDGAR & FACSIMILE

Mr. David R. Humphrey
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

Re: Ford Motor Company
Annual Report on Form 10-K for the year ended December 31, 2005
("2005 10-K Report")
File No. 1-03950

Dear Mr. Humphrey:

The following is in response to the comments and requests for supplemental information set forth in your letter dated June 16, 2006 to Mr. Donat R. Leclair, Jr., Ford Motor Company's Executive Vice President and Chief Financial Officer. The numbered paragraphs below correspond to the numbered paragraphs in your letter:

1.
As indicated in the first footnote to the Sales and Vehicle Unit Sales tables on pages 36 and 39 of our 2005 10-K Report, we define Vehicle Unit Sales as the sales of Ford-badged units, units manufactured by Ford and sold to other manufacturers, and units distributed for other manufacturers. This includes Ford-badged vehicles sold by unconsolidated affiliates in China and Malaysia.

We do not report revenue associated with the sale of Ford-badged vehicles by unconsolidated affiliates. However, we do realize our share of the profit from the sale of these units in Automotive equity in net income/(loss) of affiliated companies on our Consolidated Statement of Income. Our equity interests in these unconsolidated affiliates do not meet the requirements for consolidation under ARB 51 or FIN 46-R.

Unit sales data, as we have defined it, can be a measure of profits as well as revenue and, accordingly, we believe we are providing useful information to analysts and investors. Importantly, toward that end, we quantify the number of units sold by unconsolidated affiliates.

2.
As stated in the table on page 57 of our 2005 10-K Report, our disclosure of long-term debt payments included principal obligation only. However, given the concerns raised in your letter, beginning with our Annual Report on Form 10-K for the year ended

December 31, 2006 ("2006 10-K Report") we will provide a separate entry disclosing scheduled interest payments, and, as necessary, disclose the methodology used to calculate that amount.

3.
We acknowledge that we do not provide the consolidated reconciliation of Net income/(loss) to Cash flows from operating activities of continued operations on page FS-34 of our 2005 10-K Report. However, on page FS-35, we present the reconciliation of total sector to consolidated cash flows from continuing operations. Based on discussions with SEC staff, beginning with the 2006 10-K Report we will revise the table in the Operating Cash Flows footnote (seen on page FS-34 of the 2005 10-K Report) to include both the sector and consolidated reconciliation of Net income/(loss) to Cash flows from operating activities of continuing operations.

4.
We believe that the net presentation of acquisition of daily rental vehicles and the net presentation of sales and purchases of common stock meet the requirements of FAS 95. However, in response to your comments, beginning with our Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 ("Second Quarter 10-Q Report"), we will present sales and purchases of common stock as separate line items in our Statements of Cash Flows.

The presentation of Net acquisitions of daily rental vehicles in our Statements of Cash Flows for the 2005 10-K Report related to the purchase of non-Ford vehicles by The Hertz Corporation ("Hertz"). We disposed of our ownership interest in Hertz on December 21, 2005. Going forward, therefore, we will have no new information to disclose related to the purchase of non-Ford vehicles by Hertz, and it would be difficult to obtain the necessary retrospective information from Hertz to begin presenting gross amounts at this time. For this reason, and because the information relating to these transactions for 2004 and 2005 will be presented in our Statements of Cash Flows purely for historical perspective, we propose to continue presenting these purchases and sales of non-Ford vehicles by Hertz on a net basis for these historical periods.

5.
On October 1, 2005, we completed an agreement with Visteon Corporation ("Visteon"), our largest supplier, in which we assumed control of 17 plants and six other facilities. In exchange for the forgiveness of certain Visteon employee-related liabilities and an infusion of cash, we acquired inventory and other assets as detailed on page FS-14 of our 2005 10-K Report. This transaction was primarily designed to protect the flow of critical parts and components from Visteon and, as a result, the $468 million net loss was appropriately charged to Cost of sales.

6.
The types of costs included in our Cost of sales line item are properly characterized as "costs and expenses applicable to sales and revenues" as described in Rule 5-03.2 of Regulation S-X. Generally, the types of costs incorporated in our Cost of sales line item consist of costs associated with the production and sale of vehicles and components, including costs related to the purchase of materials; costs associated with the usage of capital equipment (i.e., depreciation, amortization, impairment, etc.); engineering, warranty, and freight costs; employee wage and benefit costs; and employee separation costs.

7.	On page FS-21 of our 2005 10-K Report, we disclose gross carrying amounts and accumulated amortization for our intangible assets. Due to the amount of the intangibles, we have not broken them out by major asset class. In response to your comments, however, beginning with our Second Quarter 10-Q Report we will revise the identifiable intangible assets table in the Goodwill and Other Intangibles footnote (seen on page FS-21 of our 2005 10-K Report) to include sector and consolidated identifiable intangible assets, by class. We will also disclose the amortization period for each major class of intangible assets listed.

8.
On page FS-35 of our 2005 10-K Report, we disclose Reclassification of wholesale receivable cash flows from investing to operating for consolidated presentation as a reconciling item between total sector and consolidated cash flows from continuing operations. We began using this presentation in response to concerns raised by Todd Hardiman of the Division of Corporation Finance in his January 5, 2005 letter (based on a review of our Annual Report on Form 10-K for the year ended December 31, 2003 ("2003 10-K Report")). Mr. Hardiman's concerns specifically pertained to the presentation in our 2003 10-K Report of the cash flow effects of certain finance receivables resulting from the sale of vehicle and parts inventory as investing activities in our Consolidated Statement of Cash Flows.

Based on his comments and subsequent correspondence and conversations with SEC staff, we changed our presentation of cash flows from wholesale finance receivables on our Consolidated Statement of Cash Flows to reflect the fact that there was no cash received by the consolidated entity upon initial sale of inventory, to reflect the elimination of the effects of the intercompany transactions, and to properly classify cash receipts from the settlement of Ford Credit's wholesale receivables related to the sale of inventory as operating activities. This change was disclosed on page FS-9 of our Annual Report on Form 10-K for the year ended December 31, 2004.

In connection with our response to your comments, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filing;
•	Staff comments, or changes to our disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filing; and
•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in our compliance with applicable disclosure requirements and enhancing the overall disclosures in our filings. Should you have any questions or comments regarding our responses, please call me at (313) 323-6901, or Mark Kosman, Accounting Director, at (313) 845-9255.

Sincerely,

/s/ James C. Gouin

James C. Gouin
Vice President and Controller

cc: Amy Geddes, Division of Corporation Finance